Peninsula Gaming, LLC
301 Bell Street
Dubuque, Iowa 52001

April 19, 2010

Ms. Amanda Ravitz, Esq.
Branch Chief - Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Peninsula Gaming, LLC; Registration Statement on Form S-4
(File No. 333-164641)

Ladies and Gentlemen:

The undersigned registrant hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated so that such registration statement will become effective by 4:30 p.m., New York City time, on Wednesday, April 21, 2010, or as soon thereafter as possible.

Very truly yours,
PENINSULA GAMING, LLC
By:	/s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title: Chief Financial Officer